

May 14, 2015

Riccardo Zacconi
Chief Executive Officer
King Digital Entertainment plc
Tenth Floor
Central Saint Giles
1 St. Giles High Street
London WC2H 8AG
United Kingdom

> **Re:** **King Digital Entertainment plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2014**
> **Filed February 13, 2015**
> **File No. 001-36368**

Dear Mr. Zacconi:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2014

Item 3. Key Information

D. Risk Factors, page 8

1.   Although gross bookings and monthly unique payers increased in 2014 compared to 2013, it appears that the rate of growth has either slowed or declined since the quarter ended September 2013. Please tell us what consideration you have given to adding risk factor disclosure that specifically addresses the decrease in the rate of growth or decline in these and other operating and financial metrics.

Risks Related to Our Business

"We may lose our foreign private issuer status…," page 22

2. It appears that approximately 98% of your outstanding ordinary shares are held of record in the United States. Please provide us a detailed analysis that supports your conclusion that you qualify as a foreign private issuer under Exchange Act Rule 3b-4(c).

Item 5. Operating and Financial Review and Prospects

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Highlights, page 34

3. We note that you disclose the total average DAUs and average daily game plays for the quarters ended December 31, 2014 and September 30, 2014. Please tell us, with a view toward future disclosure, what consideration you have given to disclosing these metrics for prior quarters for which data is available.

Key Business Metrics

Key Operating Metrics, page 38

4. We note that in your registration statement on Form F-1 filed for your initial public offering, you disclosed the metric titled Gross Average Bookings per User ("GABPU") which you indicated is monitored "as a key measure of overall monetization across [y]our network on a daily basis." However, we note that in subsequent filings you removed disclosures relating to GABPU. Please explain why you no longer disclose GABPU and as part of your response, tell us whether you continue to use GABPU to manage the business and whether this metric provides material information to investors. Refer to Section II.B.1 of SEC Release 33-8350.

5. We note that the metric Monthly Unique Payers ("MUP") reflects a declining trend that began in the fourth quarter of 2013. Please address the following:

- With regard to the 4% decrease from the third quarter of 2014 to the fourth quarter of 2014, we note your disclosure that "there was a decline in the number of payers who pay in one game partially offset, as the quarter progressed, by an increase in payers who pay in more than one game." Please tell us what consideration was given to naming the games to which you refer and providing more disaggregated disclosure of MUP by game.

- With regard to the 31% decrease from the fourth quarter of 2013 to the fourth quarter of 2014, we note your disclosure that "this decrease was primarily a result of reduced payment activity among [y]our less engaged payers on the network, in addition to an increased number of [y]our games offering virtual currency, which reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods." Please tell us what consideration was given to providing further details in support of your explanations. In this regard, tell us how you define a "less engaged" payer compared to other types of payers and tell us the average size of virtual currency purchases compared to direct purchases of virtual goods.

Refer to Section II.B.1 of SEC Release 33-8350.

Results of Operations

Years Ended December 31, 2014, 2013 and 2012

Revenue, page 43

6.   We note your disclosure that for 2014 compared to 2013, "revenue was positively impacted by [y]our game launches and new content, largely driven by mobile as [you] continue to emphasize the mobile game play experience." This disclosure provides little insight into the variability in your revenues and does not include a discussion of revenues by game, by geographic region or by platform. Please tell us what consideration was given to providing a narrative discussion of the extent to which changes in revenues are attributed to changes in prices or volumes or to the introduction of new products or services. In this regard, your disclosure should quantify, to the extent possible, the impact of new game launches, the impact of the conversion of games to a virtual currency model, and other factors such as the expansion into new geographic markets. Also, explain why you removed the breakout of revenues by platform which you previously disclosed in Form F-1. Refer to Item 5.A.1 of Form 20-F and SEC Release 33-8350.

Critical Accounting Policies and Estimates, page 49

7.   We note that you identify your accounting policy for internally generated software as a critical accounting policy on page 49 with a cross reference to the disclosure in Note 5 of your consolidated financial statements; however, we are unable to locate your discussion of the critical judgments, estimates and assumptions related to your internally generated software policy in Note 5 beginning on page F-18. Please advise.

Item 18. Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 3. Summary of significant accounting policies

Share-based payments, page F-14

8.   We note your disclosure of the assumptions used to calculate the fair value of equity-based awards, which includes how you determine the expected term and the risk-free interest rate. However, we were unable to locate disclosure of how you determine expected volatility. Please tell us what consideration was given to IFRS 2.47(a)(ii), which requires disclosure of how expected volatility was determined, including an explanation of the extent to which expected volatility was based on historical volatility.

Note 11. Earnings per share, page F-22

9.   We note your disclosure of the share options that have been included in the diluted earnings per share ("EPS") calculation. However, we were unable to locate disclosure of the amount of share options that were not included in diluted EPS. Please tell us what consideration was given to IAS 33.70(c), which requires disclosure of instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented.

Note 20. Share-based payments, page F-31

10.   We note your disclosure of the weighted-average exercise prices of options granted in 2014, 2013 and 2012. However, we were unable to locate disclosure of the weighted average exercise prices of share options outstanding as of the beginning and end of these years, as well as share options exercised, cancelled and forfeited during these years. Please tell us what consideration was given to providing this information based on the disclosure requirements of IFRS 2.45(b).

11.   We note your disclosure indicating that the share options outstanding as of December 31, 2014 have an exercise price range of between $0.00008 and $31.70. However, you have not presented outstanding share options grouped by meaningful ranges of exercise prices. Considering the wide range in exercise prices, please tell us what consideration was given to providing this information based on the disclosure requirements of IFRS 2.45(d).

12.   Please explain your basis for assuming a dividend yield of 0% in your Black-Scholes valuations. In this regard, we note that you have paid cash dividends in 2013, 2014 and 2015.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact David Edgar, Staff Accountant, at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ji Shin, Staff Attorney, at (202) 551-3579 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

                                        Sincerely,

                                        /s/ Craig D. Wilson *for*

                                        Patrick Gilmore
                                        Accounting Branch Chief